UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER     001-32968

CUSIP NUMBER     409321106

NOTIFICATION OF LATE FILING
(Check One):	[ X ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:                                December 31, 2009

[     ]  Transition Report on Form 10-K
[     ]  Transition Report on Form 20-F
[     ]  Transition Report on Form 11-K
[     ]  Transition Report on Form 10-Q
[     ]  Transition Report on Form N-SAR

For the Transition Period Ended:                                                      n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:n/a

PART I – REGISTRANT INFORMATION

 HAMPTON ROADS BANKSHARES, INC.
Full Name of Registrant

 n/a
Former Name if Applicable

 999 Waterside Dr., Suite 200
Address of Principal Executive Office (Street and Number)

 Norfolk, Virginia  23510
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[ ]
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Hampton Roads Bankshares, Inc. (the “Company”) has been working diligently to complete all of the required information for its annual report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), and a substantial part of such information has been completed as of this date, the Company is unable, without unreasonable effort or expense, to complete the disclosures for the Form 10-K on or before March 16, 2010.

We are unable to file a timely Form 10-K because we have not completed our consolidated financial statements and related disclosures for the year ended December 31, 2009. The deterioration of the economy in general, as well the real estate markets in which the Company conducts its business specifically, have resulted in additional accounting complexities and disclosures and has caused the Company to: (1) perform a detailed review of its loan portfolio to determine whether adjustments are necessary to maintain an allowance for loan losses sufficient to absorb losses inherent in the portfolio; (2) closely analyze its annual impairment analysis of its goodwill asset; (3) undertake various actions designed to improve its capital position; and (4) analyze its year-end income tax computations, including a review of the Company’s deferred tax valuation allowance.

This notice contains selected preliminary unaudited financial information about our results of operations for such period which is subject to change in our Form 10-K.  The Company intends to file the Form 10-K as soon as reasonably practicable.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

        Neal A. Petrovich                                            757                                     217-1000
(Name)                                               (Area Code)                       (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X  ] Yes    [     ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X  ] Yes    [     ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its results of operations for the year ended December 31, 2009 will be significantly different from the results of operations for the year ended December 31, 2008.  The Company expects to report a net loss for fiscal 2009 of approximately $143.2 million, primarily due to non-cash charges.  This compares to net income of $7.2 million for fiscal 2008.  The loss for 2009 is primarily a result of an estimated provision for loan losses of $134.2 million, an expected goodwill impairment charge of $82.7 million, and a loss on investments due to an estimated other-than-temporary impairment charge on available-for-sale securities of $2.5 million.  When reported, actual results for December 31, 2009 may reflect a larger loss than is estimated above.

Our goodwill is an intangible asset that resulted from our mergers with Shore Financial Corporation and Gateway Financial Holdings, Inc.  Goodwill represents the difference between the negotiated price for a business enterprise and the market value of the assets and liabilities of the acquired business.  The goodwill impairment represents a non-cash charge that eliminates a non-earning asset.  The elimination of our goodwill asset is being recorded as an expense which then reduces the total equity on the financial statements.  This event does not impact the Company’s income from operations or regulatory capital.

As previously announced, the Company has implemented a capital management plan.  In addition to suspending dividends on common stock and Series A, B and C preferred stock, we announced plans to raise capital and we have been exploring other capital strategies to strengthen the Company’s balance sheet. The Bank of Hampton Roads currently expects that it will be able to raise capital within the next few months.

Note Regarding Forward-Looking Statements

This document, as well as other written communications made from time to time by the Company and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company that are considered “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “intend,” “believe,” “expect,” “should,” “planned,” “estimated,” and “potential,” and include statements relating to anticipated results of operations.  For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. Our ability to predict future results is inherently uncertain and we caution you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. These factors include but are not limited to:

•	We may continue to incur significant losses in the future and we can make no assurances as to when we will be profitable;
•	Our estimate for losses in our loan portfolio may be inadequate;
•	Governmental regulation and regulatory actions against us may impair our operations or restrict our growth;
•	We may not be successful in raising additional capital;
•	We may not be able to maintain our existing regulatory capital;
•	We have had and may continue to have difficulties managing our problem loans and our loan administration;
•
We did not undergo a “stress test” under the Federal Reserve’s Supervisory Capital Assessment Program; our self-administered stress test differed from the Supervisory Capital Assessment Program and the results of our test may be inaccurate;

•	We have had a significant turnover in our senior management team;
•	If the value of real estate in our core market areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized;
•	Our construction and land development, commercial real estate, and equity line lending may expose us to a greater risk of loss and hurt our earnings and profitability;
•	Our lending on vacant land may expose us to a greater risk of loss and may have an adverse effect on operations;
•	Difficult market conditions have adversely affected our industry;
•	A significant part of Gateway Bank’s loan portfolio is unseasoned;
•
Our ability to maintain adequate sources of funding may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations;

•
Our ability to maintain adequate sources of liquidity may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations;

•
Our ability to maintain required capital levels may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations;

•	We may incur additional losses if we are unable to successfully manage interest rate risk;
•	Certain built-in losses could be limited if we experience an ownership change as defined in the Internal Revenue Code;
•	A substantial decline in the value of our common stock investments including our Federal Home Loan Bank common stock may result in an other than temporary impairment charge;
•	Our future success is dependent on our ability to compete effectively in the highly competitive banking industry;
•	Our operations and customers might be affected by the occurrence of a natural disaster or other catastrophic event in our market area;
•	We face a variety of threats from technology based frauds and scams;

•
Virginia law and the provisions of our articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock; and

•	Our directors and officers have significant voting power.

HAMPTON ROADS BANKSHARES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 17, 2010                                                                           /s/ Neal A. Petrovich
Neal A. Petrovich,
Executive Vice President and
Chief Financial Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).